MDJM LTD

November 8, 2022

Via EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	James Lopez
Ruairi Regan

Re:	MDJM LTD
Amendment No. 4 to Registration Statement on Form F-3
Filed September 2, 2022
File No. 333-261347

Ladies and Gentlemen:

This letter is in response to the letter dated September 29, 2022 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to MDJM LTD (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement on Form F-3 (the “Amended Registration Statement No. 5”) is being filed to accompany this letter.

Selected Condensed Consolidating Financial Schedule, page 14

1. We have considered your responses to the second and third bullet points in our prior comment 3 and the revisions to your disclosure. Please further revise your disclosure to clearly state whether the Company has any immediate plans to settle the intercompany amounts or whether such amounts will remain outstanding for the foreseeable future.

In response to the Staff’s comments, we revised our disclosure on page 14 of the Amended Registration Statement No. 5 to clearly state that the Company has no immediate plan to settle the intercompany amounts and such amounts will remain outstanding for the foreseeable future.

2. We note your response to the second bullet in our prior comment 3. In your response you indicate that the “Due from VIE’s subsidiaries” and “Due to VIE from VIE’s subsidiaries” in the “VIE and its subsidiaries (PRC) column” represent amounts due from or due to Mingdajiahe. We further note disclosure on the cover page that “VIE” as used in your filing refers to “Mingdajiahe (Tianjin) Co., Ltd. Please explain why Mingdajiahe, as the VIE, is either due amounts from, or owes amounts to, itself.

We respectfully advise the Staff that the “VIE and its subsidiaries (PRC)” column represents transaction amounts of VIE and the VIE’s subsidiaries, namely, Mingda Jiahe and its subsidiaries. The selected schedule showed consolidating procedures by each different group. The amount of “Due from VIE’s subsidiaries” is exactly the same as the amount of “Due to VIE from VIE’s subsidiaries.” To avoid confusion, we revised our disclosure on page 14 of the Amended Registration Statement No. 5 to delete the rows of “Due from VIE’s subsidiaries” and “Due to VIE from VIE’s subsidiaries” from the selected condensed consolidating balance sheets.

General

3. We note your response to comment 1 and revised disclosure regarding controlled company status. You state that you “do not intend to avail” yourselves of the corporate governance exemptions. However, you also state that you “may follow certain exemptions.” Please revise to clarify the exemptions you plan to follow. To the extent the particular exemptions have not yet been determined, clarify the factors you will consider when making such determination.

In response to the Staff’s comments, we revised our disclosure on the cover page and pages 11 and 20 of the Amended Registration Statement No. 5 to clarify that we are allowed to follow exemptions afforded to controlled company under the Nasdaq Listing Rules but do not plan to follow such exemptions.

4. We note your response to comment 5 and reissue the comment in part. Your revised disclosure on page 8 states that the COVID pandemic has materially and adversely impacted your financial results. However, you also state that the recent lockdowns have had “limited additional direct impact” on your business. Please revise to further clarify in quantitative and qualitative terms how the pandemic has impacted your operations, including to what extent you are materially affected by a limited additional direct impact. In this regard, it appears that the pandemic “primarily” resulted in a 24% decrease in revenues in 2021. Note that where material changes within a line item offset one another, you should separately address the significant contributing factors. Additionally, clarify the extent to which the pandemic and lockdowns constitute known events and uncertainties that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition.

In response to the Staff’s comments, we revised our disclosure on page 8 of the Amended Registration Statement No. 5 to further clarify in quantitative and qualitative terms how the pandemic has impacted our operations and clarify that the pandemic and lockdowns constitute known events and uncertainties that would cause our reported financial information not to be necessarily indicative of future operating results or of future financial condition.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Siping Xu
Name:	Siping Xu
Title:	Chief Executive Officer, Chairman of the Board of Directors, and Director

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC